UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Top Ships Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y8897Y305
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

3,826,564

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARED DISPOSITIVE POWER	[_]

3,826,564

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,826,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

3,826,564

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARED DISPOSITIVE POWER	[_]

3,826,564

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,826,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y8897Y305

Explanatory Note

The purpose of this Amendment No. 1 to Schedule 13D is to report the increase in beneficial ownership by the Reporting Persons as a result of acquisitions of the Issuer’s common stock on December 21, 2009 and December 2, 2010.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the shares of common stock, par value $0.01 per share, (the “Common Shares”) of Top Ships Inc., a Marshall Islands corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi Athens, Greece.

Item 2.	Identity and Background.

(a –c, f)  This Amendment No. 1 to Schedule 13D is being filed on behalf of Sovereign Holdings Inc. (“Sovereign”) and Evangelos Pistiolis (“Mr. Pistiolis” together with Sovereign are referred to herein as the “Reporting Persons”).

Sovereign is a Marshall Islands corporation with its business address located at Sovereign Holdings Inc., c/o G. C. Economou & Associates, 11 Kanari Street, 106 71 Athens, Greece.  Mr. Pistiolis is a citizen of Greece whose principal business address is located at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24.

Mr. Pistiolis is the sole shareholder of Sovereign and serves as a Director and the President and Chief Executive Officer of the Issuer.

Annita Hadjipaschali, Stylianos Giamanis, and Pinelopi Platsouka are the executive officers and directors of Sovereign (collectively, the “Executive Officers and Directors”).  Each of the Executive Officers and Directors are Greek citizens whose principal business address is located at G. C. Economou & Associates, 11 Kanari Street, 106 71 Athens, Greece.  Ms. Hadjipaschali and Ms. Platsouka each serve as a consultant of G. C. Economou & Associates and Mr. Giamanis serves as an associate of G. C. Economou & Associates.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On each of December 21, 2009 and December 2, 2010, the Issuer granted 500,000 Common Shares to Mr. Pistiolis under its equity incentive plan as incentive compensation.  No additional consideration was paid for these Common Shares.

At the request of Mr. Pistiolis, the Issuer caused the Common Shares reported herein to be issued directly to Sovereign. No borrowed funds were used to purchase the Common Shares reported herein. None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Other than as disclosed above, there were no changes to this section of the Schedule 13D/A that was filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2008.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on continual basis.

Mr. Pistiolis, one of the Reporting Persons, serves as a director and the Chief Executive Officer and President of the Issuer.  As a director and an executive Officer of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as indicated in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to the Issuer’s transfer agent, there were 34,200,673 Common Shares issued and outstanding as of April 13, 2011.  Based on the foregoing the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 3,826,564 Common Shares, representing approximately 11.2% of the outstanding Common Shares.  Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 3,826,564 Common Shares.  Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 3,826,564 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 3,826,564 Common Shares, representing approximately 11.2% of the outstanding shares of Common Stock. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 3,826,564 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 3,826,564 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Statement.

(c.) To the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.  Other than as described herein, there have been no other transactions in the Common Shares since the prior Schedule 13D that was filed with the Commission on September 15, 2008.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

Exhibit B – Amended and Restated 2005 Stock Incentive Plan incorporated by reference to the Issuer’s Annual Report on Form 20-F that was filed with the Commission on April 13, 2006 (File No. 000-50589).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011

SOVEREIGN HOLDINGS INC.

By: /s/ Annita Hadjipaschali
------------------------------------------
Name:   Annita Hadjipaschali
Title:  President

EVANGELOS PISTIOLIS

By: /s/ Evangelos Pistiolis*
------------------------------------------
Name:   Evangelos Pistiolis

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: May 5, 2011

SOVEREIGN HOLDINGS INC.

By: /s/ Annita Hadjipaschali
------------------------------------------
Name:   Annita Hadjipaschali
Title:  President

EVANGELOS PISTIOLIS

By: /s/ Evangelos Pistiolis
------------------------------------------
Name:   Evangelos Pistiolis

SK 23116 0001 1175062 v2